NexPoint Real Estate Strategies Fund

Dividend Reinvestment Plan

1.	TERMS AND CONDITIONS

Pursuant to this Automatic Dividend Reinvestment Plan (the “Plan”) of the undersigned NexPoint Real Estate Strategies Fund (the “Trust”), unless a holder (a “Shareholder”) of the Trust’s shares of beneficial interest (the “Shares”) otherwise elects, all ordinary income dividends, capital gain distributions or other distributions net of any applicable U.S. withholding tax,   (collectively referred to as “dividends”) on such Shareholder’s Shares will be automatically reinvested by DST Systems, Inc., P.O. Box 219424, Kansas City, MO 64121-9424, as agent for Shareholders in administering the Plan (the “Plan Agent”), in additional authorized shares from the Fund either newly-issued or repurchased from shareholders by the Fund and held as treasury shares.

Shareholders automatically participate in the distribution reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have dividends automatically reinvested should so notify the Plan Agent in writing at NexPoint Real Estate Strategies Fund, c/o DST Systems, Inc., P.O. Box 219424, Kansas City, MO 64121-9424. Such written notice must be received by the Agent 30 days prior to the record date of the dividends or the shareholder will receive such dividends in Shares through the distribution reinvestment policy. Under the distribution reinvestment policy, the Fund’s dividends to shareholders are reinvested in full and fractional Shares as described below.

Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee) by the Plan Agent.

Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent before the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or distribution. The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder’s Shares are registered. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the dividends by the Fund’s NAV per share.

The Plan Agent will maintain all Shareholders’ accounts in the Plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the distribution reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the distribution reinvestment policy, the Agent will administer the distribution reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy.

For the avoidance of doubt, no shares will be issued under the Plan under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules issued thereunder.

2.	VOTING

Each Shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Shares held pursuant to the Plan in accordance with the instructions of the participants.

3.	TAXATION

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. Accordingly, any taxable dividends received by a participant that is reinvested in additional Shares will be subject to federal (and possibly state and local) income tax even though such participant will not receive a corresponding amount of cash with which to pay such taxes.

4.	AMENDMENT OF THE PLAN

The Plan may be amended or terminated by the Trust. There is no direct service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants.

5.	INQUIRIES REGARDING THE PLAN

All correspondence concerning the Plan should be directed to the Plan Agent

DST Systems, Inc.

P.O. Box 219424

Kansas City, MO 64121-9424

6.	APPLICABLE LAW

These terms and conditions shall be governed by the laws of the State of Delaware without regard to its conflicts of laws provisions.

None of the Trust, NexPoint Advisors, L. P. (the Trust’s investment adviser) or the Plan Administrator shall be liable for any act performed in good faith or for any good faith omission to act or failure to act, including, without limitation, any claim of liability (i) arising out of failure to terminate a participant’s account, sell shares held in the Plan, deposit certificates or direct registration shares or invest dividends; (ii) with respect to the prices at which shares are purchased or sold for the participant’s account and the time such purchases or sales are made. Neither the Trust nor the Plan Administrator will be liable for any claims made more than 30 days after any instructions to purchase or sell shares was given.

Effective June 10, 2016